Exhibit 99.1

News Release
NYSE, TSX: NTR

August 3, 2022 – all amounts are in US dollars except as otherwise noted

Nutrien Delivers Record First Half Earnings

and Expects Strong Second Half

Nutrien is accelerating growth initiatives and announces intention to complete its existing 10 percent share repurchase program in 2022

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its second quarter 2022 results, with net earnings of $3.6 billion ($6.51 diluted net earnings per share), which includes a non-cash impairment reversal of $450 million relating to our Phosphate operations. Second quarter 2022 adjusted net earnings per share1 were $5.85 and adjusted EBITDA1 was $5.0 billion.

“Nutrien delivered record earnings in the first half of 2022 due to the strength of market fundamentals, strong operating performance, the advantaged position of our global production assets and the excellent results of Retail. We generated strong results across our integrated business and demonstrated our unmatched capability to efficiently supply our customers with the products they need to help sustainably feed a growing world,” commented Ken Seitz, Nutrien’s Interim President and CEO.

“We expect supply challenges across global energy, agriculture and fertilizer markets to persist well beyond 2022. The strength of our projected cash flow provides an opportunity to accelerate high-return strategic growth initiatives and return significant capital to shareholders. We intend on completing our 10 percent share repurchase program in 2022, increasing the total amount of capital returned to shareholders to approximately $6 billion during the year,” added Mr. Seitz.

Highlights:

•

Nutrien generated net earnings of $5.0 billion and adjusted EBITDA[1] of $7.6 billion in the first half of 2022 due to higher realized prices and strong Retail performance, more than offsetting a reduction in fertilizer sales volumes. As a result, cash provided by operating activities increased to $2.5 billion in the first half of 2022.

•

Nutrien revised full-year 2022 adjusted EBITDA guidance[1] and adjusted net earnings per share guidance[1] to $14.0 to $15.5 billion and $15.80 to $17.80 per share, respectively. Adjusted net earnings per share guidance includes our plans to allocate approximately $5 billion to share repurchases in 2022.

•

Nutrien Ag Solutions (“Retail”) delivered record adjusted EBITDA in the second quarter and the first half of 2022. First-half adjusted EBITDA was up 38 percent year-over-year as a result of strong sales and gross margin growth, due to supportive market conditions in key regions where we operate. Retail cash operating coverage ratio[1] improved to 54 percent compared to 60 percent for the same period in 2021 driven by higher margins.

•

Potash adjusted EBITDA in the second quarter and the first half of 2022 increased compared to the prior year due to higher net realized selling prices and strong offshore sales volumes. North American sales volumes were lower than the same period last year due to a compressed application season.

•

Nitrogen second quarter and first half adjusted EBITDA increased compared to the prior year due to higher net realized selling prices that more than offset higher natural gas costs and lower sales volumes.

•	In the second quarter of 2022, we recognized a non-cash impairment reversal of $450 million associated with our Phosphate operations due to a more favorable outlook for phosphate margins.

•	Nutrien repurchased approximately 22 million shares year-to-date as of August 2, 2022, under our share repurchase programs, for a total of approximately $1.8 billion.

•

On May 18, 2022, Nutrien announced it is evaluating its existing site at Geismar, Louisiana to build the world’s largest clean ammonia facility. The project would leverage low-cost natural gas, tidewater access to world markets, and high-quality carbon capture and sequestration infrastructure to serve growing demand in agricultural, industrial and emerging energy markets.

•

On June 9, 2022, Nutrien announced its intention to increase potash production capability to 18 million tonnes by 2025 in response to the uncertainty of potash supply from Eastern Europe being able to meet global demand.

•

Nutrien announced agreements to acquire Brazilian ag retail companies Casa do Adubo S.A. and Marca Agro Mercantil. These acquisitions support Nutrien’s Retail growth strategy in Brazil and upon completion of the acquisitions, we expect to surpass our stated target of $100 million annual adjusted EBITDA in Brazil by 2023.

1. These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 3, 2022. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 17, 2022 (“2021 Annual Report”), which includes our annual audited consolidated financial statements and MD&A, and our annual information form dated February 17, 2022 (“2021 Annual Information Form”), each for the year ended December 31, 2021, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2021 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2022 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-IFRS financial measures and ratios and forward-looking statements, which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail

•

Global grain and oilseed stocks-to-use ratios remain well below historical average levels, which we believe will continue to be supportive for crop prices. Prices for key crops such as corn, soybeans and wheat are up 25 to 35 percent compared to the 10-year average, providing strong incentive for growers to increase production.

•

The US Department of Agriculture (USDA) projects that Ukrainian wheat and corn production will be down by more than 40 percent and combined Ukrainian exports of corn, wheat and barley will be down by approximately 60 percent year-over-year in 2022/23. While diplomatic efforts to restore exports from Ukrainian ports has progressed, the overall reduction in Ukrainian production in 2022 is expected to continue to constrain supplies for the forthcoming year.

•

US crop conditions started the 2022 growing season favorably, however, recent hot and dry weather has accelerated crop development and could limit yield potential. In Western Canada, growing conditions have improved from the severe 2021 drought. We expect the combination of robust grower economics and favorable growing conditions to support demand for crop nutritional products, fungicides and insecticides in the third quarter of 2022.

•

Prospective Brazilian grower margins remain historically high and analysts expect a 2 to 4 percent increase in soybean planted area in the 2022 planting season. While we expect this to support overall crop input demand, fertilizer inventories have been slow to move from port to inland positions and we expect import demand will resurface as these inventories move inland for Brazil’s spring planting season in the second half of 2022.

Crop Nutrient Markets

•

Restricted supplies of potash from Russia and Belarus kept potash prices at historically high levels through the first half of 2022. Potash shipments from Russia and Belarus were estimated to be down approximately 25 and 50 percent respectively in the first half of 2022, with the majority of Belarus exports occurring in the first quarter. We have narrowed our global potash shipment forecast to between 61 and 64 million tonnes in 2022 and continue to expect demand to be constrained by restrictions on exports from Russia and Belarus.

•

A dramatic increase in European natural gas prices has once again led to reduced nitrogen operating rates in the region. Tightening European ammonia supplies and significantly reduced Russian ammonia exports from the Black Sea are pressuring global ammonia availability. We expect strong seasonal nitrogen demand in the second half of 2022 following a period of delayed purchases due to benchmark price volatility.

•	The Chinese government continues to impose export restrictions on urea and phosphate fertilizers that are expected to limit its export volumes in the second half of 2022.

Financial Guidance

•

Nutrien revised full-year 2022 adjusted EBITDA guidance[1] and full-year 2022 adjusted net earnings per share guidance[1] primarily due to lower expected Nitrogen earnings as a result of lower nitrogen benchmark pricing and higher natural gas costs. Retail adjusted EBITDA guidance was increased to reflect strong performance in the second quarter. Adjusted net earnings per share guidance includes our plans to allocate approximately $5 billion to share repurchases in 2022.

•	Nutrien lowered potash and nitrogen sales volume guidance to reflect the impact of lower application in North America this spring.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 53 of Nutrien’s 2021 Annual Report for related assumptions and sensitivities.

	Guidance Ranges[1] as of
	Aug. 3, 2022		May 2, 2022

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Adjusted net earnings per share [2]	15.80	17.80	16.20	18.70

Adjusted EBITDA [2]	14.0	15.5	14.5	16.5

Retail adjusted EBITDA	2.1	2.2	1.8	1.9

Potash adjusted EBITDA	7.6	8.2	7.5	8.3

Nitrogen adjusted EBITDA	4.0	4.7	5.0	5.8

Phosphate adjusted EBITDA (in US millions)	750	850	800	900

Potash sales tonnes (millions) [3]	14.3	14.9	14.5	15.1

Nitrogen sales tonnes (millions) [3]	10.6	11.0	10.7	11.1

Depreciation and amortization	2.0	2.1	2.0	2.1

Effective tax rate on adjusted earnings (%)	25.5	26.5	25.5	26.5

Sustaining capital expenditures [4]	1.3	14	1.2	1.3

  1  See the “Forward-Looking Statements” section.

  2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

  3  Manufactured product only. Nitrogen sales tonnes excludes ESN® products.

  4  This is a supplementary financial measure. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change
Sales	14,506	9,763	49	22,163	14,421	54
Freight, transportation and distribution	221	222	-	424	433	(2)
Cost of goods sold	8,286	6,659	24	12,483	9,950	25
Gross margin	5,999	2,882	108	9,256	4,038	129
Expenses	1,054	1,263	(17)	2,312	2,141	8
Net earnings	3,601	1,113	224	4,986	1,246	300
Adjusted EBITDA [1]	4,993	2,215	125	7,608	3,021	152
Diluted net earnings per share	6.51	1.94	236	8.99	2.16	316
Adjusted net earnings per share [1]	5.85	2.08	181	8.53	2.37	260
Cash provided by operating activities	2,558	1,966	30	2,496	1,814	38
Free cash flow [1]	3,413	1,413	142	5,227	1,889	177
Free cash flow including changes in non-cash operating working capital [1]	2,302	1,662	39	2,046	1,346	52

 1  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA more than doubled in the second quarter and first half of 2022 compared to the same period in 2021. This was due to higher net realized selling prices from global supply uncertainties across our nutrient businesses and strong Retail performance. In the second quarter of 2022, we recorded a non-cash impairment reversal of $450 million related to our Phosphate operations which impacted net earnings. Cash provided by operating activities increased in the second quarter and first half of 2022 compared to the same period in 2021 due primarily to higher net earnings.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2022 to the results for the three and six months ended June 30, 2021, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021
Sales

Crop nutrients	4,548	3,045	49	911	703	30	20	23

Crop protection products	2,983	2,666	12	805	587	37	27	22

Seed	1,269	1,216	4	283	237	19	22	19

Merchandise	280	268	4	51	45	13	18	17

Nutrien Financial	91	59	54	91	59	54	100	100

Services and other [1]	310	320	(3)	258	264	(2)	83	83
Nutrien Financial elimination [1,2]	(59)	(37)	59	(59)	(37)	59	100	100
	9,422	7,537	25	2,340	1,858	26	25	25
Cost of goods sold	7,082	5,679	25
Gross margin	2,340	1,858	26
Expenses [3]	1,088	938	16
Earnings before finance costs and taxes (“EBIT”)	1,252	920	36
Depreciation and amortization	175	169	4
EBITDA	1,427	1,089	31
Adjustments [4]	-	8	(100)
Adjusted EBITDA	1,427	1,097	30
1 Certain immaterial figures have been reclassified for the three months ended June 30, 2021.
2 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
3 Includes selling expenses of $1,013 million (2021 – $863 million).
4 See Note 2 to the interim financial statements.

	Six Months Ended June 30

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021
Sales

Crop nutrients	6,135	4,061	51	1,203	923	30	20	23

Crop protection products	4,370	3,751	17	1,087	763	42	25	20

Seed	1,727	1,679	3	349	306	14	20	18

Merchandise	514	498	3	92	83	11	18	17

Nutrien Financial	140	84	67	140	84	67	100	100

Services and other [1]	485	485	-	402	400	1	83	82
Nutrien Financial elimination [1]	(88)	(49)	80	(88)	(49)	80	100	100
	13,283	10,509	26	3,185	2,510	27	24	24
Cost of goods sold	10,098	7,999	26
Gross margin	3,185	2,510	27
Expenses [2]	1,843	1,659	11
EBIT	1,342	851	58
Depreciation and amortization	344	346	(1)
EBITDA	1,686	1,197	41
Adjustments [3]	(19)	9	n/m
Adjusted EBITDA	1,667	1,206	38
1 Certain immaterial figures have been reclassified for the six months ended June 30, 2021.
2 Includes selling expenses of $1,735 million (2021 – $1,530 million).
3 See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the second quarter and first half of 2022 due to higher sales and gross margins across nearly all product categories and regions where we operate. This was supported by strong agriculture fundamentals, higher selling prices and growth in proprietary products sales. Retail cash operating coverage ratio[1] improved as at June 30, 2022 to 54 percent from 60 percent in the same period in 2021 due to significantly higher gross margin.

•

Crop nutrients sales and gross margin increased significantly in the second quarter and first half of 2022 due to higher selling prices. Gross margin per tonne increased in the second quarter and first half of 2022 compared to the same periods in the prior year due to strategic procurement and the timing of inventory purchases. Sales volumes decreased due to a pull forward of sales into the fourth quarter of 2021 and reduced application resulting from a delayed planting season in North America.

1. These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

•

Crop protection products sales and gross margin increased in the second quarter and first half of 2022 in all regions we operate due to higher prices, along with increased sales and gross margin in proprietary products. Gross margin percent increased by 5 percentage points in the second quarter and first half of 2022, supported by the reliability of our supply chain and strategic procurement in a rising price environment.

•	Seed sales and gross margin increased in the second quarter and first half of 2022 due to higher pricing, an increase in proprietary seed margins and strong demand in Australia.

•

Merchandise sales increased in the second quarter and first half of 2022 primarily driven by favorable market conditions for Australia animal health products, with increased flock and herd sizes along with higher fencing sales.

•

Nutrien Financial sales increased in the second quarter and first half of 2022 due to higher utilization and adoption of our programs and a higher interest-bearing trade receivable balance, driven by strong commodity pricing.

•

Services and other sales decreased in the second quarter due to lower fertilizer application services, and held flat through the first half of 2022, due to favorable weather conditions in Australia in the first quarter.

 Potash

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

North America	680	326	109	933	1,172	(20)	729	278	162

Offshore	1,988	491	305	2,776	2,449	13	716	200	258

	2,668	817	227	3,709	3,621	2	719	226	218

Cost of goods sold	399	317	26				107	88	22

Gross margin - total	2,269	500	354				612	138	343
Expenses [1]	372	123	202	Depreciation and amortization			35	32	9

EBIT	1,897	377	403	Gross margin excluding depreciation
Depreciation and amortization	130	116	12	and amortization - manufactured [3]			647	170	281

EBITDA	2,027	493	311	Potash controllable cash cost of
Adjustments [2]	-	2	(100)	product manufactured [3]			52	50	4

Adjusted EBITDA	2,027	495	309

 1  Includes provincial mining taxes of $362 million (2021 – $107 million).

 2  See Note 2 to the interim financial statements.

 3  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

North America	1,513	658	130	2,151	2,642	(19)	703	249	182

Offshore	3,005	770	290	4,601	4,136	11	653	186	251

	4,518	1,428	216	6,752	6,778	-	669	211	217

Cost of goods sold	704	608	16				104	90	16

Gross margin - total	3,814	820	365				565	121	367
Expenses [1]	623	187	233	Depreciation and amortization			36	35	1

EBIT	3,191	633	404	Gross margin excluding depreciation
Depreciation and amortization	242	240	1	and amortization - manufactured			601	156	284

EBITDA	3,433	873	293	Potash controllable cash cost of
Adjustments [2]	-	2	(100)	product manufactured			51	50	2

Adjusted EBITDA	3,433	875	292

 1  Includes provincial mining taxes of $611 million (2021 – $165 million).

 2  See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the second quarter and first half of 2022 due to higher net realized selling prices and strong offshore sales volumes, which more than offset lower North American sales volumes, higher royalties and provincial mining taxes.

•

Sales volumes were the highest of any second quarter on record due to strong demand in offshore markets. North American sales volumes were impacted by delayed planting and a compressed application window.

•

Net realized selling price increased in the second quarter and first half of 2022 due to the impact of supply constraints, in particular related to uncertainty on future supply from Russia and Belarus.

•

Cost of goods sold per tonne increased in the second quarter and first half of 2022 primarily due to higher royalties resulting from increased net realized selling prices. Potash controllable cash cost of product manufactured increased slightly in the second quarter and first half of 2022 due to higher input costs driven by inflation.

Canpotex Sales by Market

	Three Months Ended June 30			Six Months Ended June 30
(percentage of sales volumes, except as otherwise noted)	2022	2021	Change	2022	2021	Change
Latin America	40	35	5	36	33	3
Other Asian markets [1]	28	41	(13)	35	39	(4)
China	12	11	1	12	12	-
Other markets	11	10	1	11	11	-
India	9	3	6	6	5	1
	100	100		100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Ammonia	743	346	115	643	836	(23)	1,157	416	178

Urea	601	346	74	810	819	(1)	742	421	76

Solutions, nitrates and sulfates	536	290	85	1,142	1,311	(13)	469	221	112

	1,880	982	91	2,595	2,966	(13)	724	331	119

Cost of goods sold	839	597	41				323	201	61

Gross margin - manufactured	1,041	385	170				401	130	208

Gross margin - other [1]	17	31	(45)	Depreciation and amortization			54	52	2

Gross margin - total	1,058	416	154	Gross margin excluding depreciation
(Income) expenses	(43)	17	n/m	and amortization - manufactured [3]			455	182	149

EBIT	1,101	399	176	Ammonia controllable cash cost of
Depreciation and amortization	139	155	(10)	product manufactured [3]			58	51	14

EBITDA	1,240	554	124
Adjustments [2]	-	1	(100)

Adjusted EBITDA	1,240	555	123

 1  Includes other nitrogen (including ESN®) and purchased products and comprises net sales of $349 million (2021 – $197 million) less cost of goods sold of $332 million (2021 – $166 million).

 2  See Note 2 to the interim financial statements.

 3  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Ammonia	1,303	506	158	1,238	1,408	(12)	1,052	360	192

Urea	1,064	595	79	1,401	1,576	(11)	760	377	102

Solutions, nitrates and sulfates	975	454	115	2,221	2,385	(7)	439	190	131

	3,342	1,555	115	4,860	5,369	(9)	688	290	137

Cost of goods sold	1,479	1,037	43				305	194	57

Gross margin - manufactured	1,863	518	260				383	96	299

Gross margin - other [1]	55	48	15	Depreciation and amortization			54	53	2

Gross margin - total	1,918	566	239	Gross margin excluding depreciation
Income	(55)	-	-	and amortization - manufactured			437	149	193

EBIT	1,973	566	249	Ammonia controllable cash cost of
Depreciation and amortization	262	284	(8)	product manufactured			57	51	12

EBITDA	2,235	850	163
Adjustments [2]	-	5	(100)

Adjusted EBITDA	2,235	855	161

 1  Includes other nitrogen (including ESN®) and purchased products and comprises net sales of $628 million (2021 – $384 million) less cost of goods sold of $573 million (2021 – $336 million).

 2  See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the second quarter and first half of 2022 primarily due to higher net realized selling prices and higher earnings from equity-accounted investees, which more than offset higher natural gas costs and lower sales volumes.

•

Sales volumes decreased in the second quarter and first half of 2022 due to unplanned plant outages that impacted ammonia and urea production, along with a cool and wet spring in North America that condensed the application window for direct application of ammonia and delayed application of other nitrogen products.

•

Net realized selling price in the second quarter and first half of 2022 were higher due to strong benchmark prices resulting from the strength in global demand and tight supply, along with higher energy prices in key nitrogen exporting regions.

•	Cost of goods sold per tonne in the second quarter and first half of 2022 increased primarily due to higher natural gas costs and higher raw material costs.

Natural Gas Prices in Cost of Production

	Three Months Ended June 30			Six Months Ended June 30

(US dollars per MMBtu, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change

Overall gas cost excluding realized derivative impact	8.54	3.86	121	7.72	3.51	120
Realized derivative impact	(0.06)	0.03	n/m	(0.04)	0.03	n/m

Overall gas cost	8.48	3.89	118	7.68	3.54	117

Average NYMEX	7.17	2.83	153	6.06	2.76	120

Average AECO	4.95	2.32	113	4.28	2.31	85

•

Natural gas prices in our cost of production increased in the second quarter and first half of 2022 as a result of higher North American gas index prices and increased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Fertilizer	325	232	40	366	394	(7)	888	588	51

Industrial and feed	189	119	59	190	192	(1)	996	621	60

	514	351	46	556	586	(5)	925	598	55

Cost of goods sold	352	271	30				634	463	37

Gross margin - manufactured	162	80	103				291	135	116

Gross margin - other [1]	(6)	4	n/m	Depreciation and amortization			74	60	23

Gross margin - total	156	84	86	Gross margin excluding depreciation
(Income) expenses	(437)	7	n/m	and amortization -manufactured [3]			365	195	87

EBIT	593	77	670
Depreciation and amortization	41	35	17

EBITDA	634	112	466
Adjustments [2]	(450)	-	n/m

Adjusted EBITDA	184	112	64

 1  Includes other phosphate and purchased products and comprises net sales of $76 million (2021 – $52 million) less cost of goods sold of $82 million (2021 – $48 million).

 2  See Notes 2 and 3 to the interim financial statements. Includes impairment reversal of assets of $450 million (2021 – nil).

 3  This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Fertilizer	718	462	55	826	903	(9)	869	511	70

Industrial and feed	359	233	54	381	385	(1)	943	605	56

	1,077	695	55	1,207	1,288	(6)	892	539	65

Cost of goods sold	712	553	29				589	429	37

Gross margin - manufactured	365	142	157				303	110	175

Gross margin - other [1]	(2)	8	n/m	Depreciation and amortization			68	57	20

Gross margin - total	363	150	142	Gross margin excluding depreciation
(Income) expenses	(428)	14	n/m	and amortization - manufactured			371	167	123

EBIT	791	136	482
Depreciation and amortization	82	73	12

EBITDA	873	209	318
Adjustments [2]	(450)	-	n/m

Adjusted EBITDA	423	209	102

 1  Includes other phosphate and purchased products and comprises net sales of $148 million (2021 – $93 million) less cost of goods sold of $150 million (2021 – $85 million).

 2  See Notes 2 and 3 to the interim financial statements. Includes impairment reversal of assets of $450 million (2021 – nil).

•

Adjusted EBITDA increased in the second quarter and first half of 2022 due to higher net realized selling prices, which more than offset higher raw material costs and lower sales volumes. As part of expenses, we recognized a $450 million non-cash impairment of assets reversal, which is deducted from adjusted EBITDA. This impairment reversal is due to a more favorable outlook for phosphate margins.

•	Sales volumes decreased particularly in fertilizer, as a cool and wet spring in North America condensed the application window.

•

Net realized selling price increased in the second quarter and first half of 2022 in connection with the increase in global benchmark prices. Industrial and feed net realized selling prices increased to a greater extent than fertilizer prices in the second quarter of 2022, which reflects the typical lag in industrial and feed price realizations relative to spot fertilizer prices.

•	Cost of goods sold per tonne increased primarily due to significantly higher sulfur and ammonia input costs.

 Corporate and Others

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change
Selling expenses	(2)	(9)	(78)	(4)	(15)	(73)
General and administrative expenses	77	66	17	147	124	19
Share-based compensation (recovery) expense	(52)	38	n/m	83	61	36
Other expenses	48	83	(42)	101	111	(9)
EBIT	(71)	(178)	(60)	(327)	(281)	16
Depreciation and amortization	20	10	100	36	22	64
EBITDA	(51)	(168)	(70)	(291)	(259)	12
Adjustments [1]	(7)	100	n/m	167	143	17
Adjusted EBITDA	(58)	(68)	(15)	(124)	(116)	7

1  See Note 2 to the interim financial statements.

•

Share-based compensation (recovery) expense – the recovery in the second quarter of 2022 reflects a decrease in the fair value of share-based compensation due to a decrease in our share price, whereas an expense was recorded in the second quarter of 2021 as our share price increased during the period.

•

Other expenses were lower in the second quarter and first half of 2022 compared to the same periods in 2021 due to the absence of cloud computing related expenses from our change in accounting policy, partially offset by higher foreign exchange losses related to our international operations.

 Eliminations

Eliminations of gross margin between operating segments was a recovery of $176 million in the second quarter of 2022 compared to a recovery of $24 million in the same period of 2021. We had a significant recovery in the second quarter of 2022 due to the release of higher-margin inventories held by our Retail segment at the end of the previous quarter. Eliminations are not part of the Corporate and Others segment.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended June 30			Six Months Ended June 30
millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change
Finance costs	130	125	4	239	245	(2)
Income tax expense	1,214	381	219	1,719	406	323
Other comprehensive (loss) income	(242)	61	n/m	(66)	85	n/m

•	Income tax expense was higher as a result of significantly higher earnings in the second quarter and first half of 2022 compared to the same periods in 2021.

•

Other comprehensive (loss) income is primarily driven by changes in the currency translation of our foreign operations and our investment in Sinofert Holdings Ltd. (“Sinofert”). In the second quarter and first half of 2022, we had fair value losses on our investment in Sinofert due to share price decreases compared to fair value gains due to share price increases in the same periods of 2021. In the second quarter of 2022, we also had a significant loss on foreign currency translation of our Retail operations in Australia, Brazil and Canada as these currencies depreciated relative to the US dollar as at June 30, 2022 compared to March 31, 2022 levels. These losses offset the gains on translation for all three currencies in the first quarter of 2022. Whereas, we had a foreign currency translation gain in the second quarter of 2021 and net loss in the second half of 2021.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2022	2021	% Change	2022	2021	% Change

Cash provided by operating activities	2,558	1,966	30	2,496	1,814	38

Cash used in investing activities	(517)	(431)	20	(974)	(819)	19

Cash used in financing activities	(1,878)	(449)	318	(1,290)	(640)	102

Effect of exchange rate changes on cash and cash equivalents	(29)	(4)	625	(20)	(15)	33

Increase in cash and cash equivalents	134	1,082	(88)	212	340	(38)

Cash provided by operating activities

• Higher cash provided by operating activities in the second quarter and first half of 2022 compared to the same periods in 2021 due to higher earnings driven by higher crop input prices from tight global supply, offset with seasonal working capital requirements.

Cash used in investing activities

• Cash used in investing activities in the second quarter and first half of 2022 was higher compared to the same periods in 2021 due to higher spending in Potash to increase our production capabilities and in Nitrogen to advance our brownfield expansions, and the timing of supplier payments.

Cash used in financing activities

• Cash used in financing activities in the second quarter of 2022 was higher compared to the same period in 2021 due to increased share repurchases and higher repayments of commercial paper.

• Cash used in financing activities in the first half of 2022 was higher compared to the same period in 2021 due to increased share repurchases, partially offset with increased commercial paper drawdowns to temporarily finance working capital requirements.

Financial Condition Review

The following balance sheet categories contained variances that were considered material:

	As at
(millions of US dollars, except as otherwise noted)	June 30, 2022	December 31, 2021	$ Change	% Change
Assets
Cash and cash equivalents	711	499	212	42
Receivables	10,171	5,366	4,805	90
Inventories	7,160	6,328	832	13
Prepaid expenses and other current assets	615	1,653	(1,038)	(63)
Property, plant and equipment	20,492	20,016	476	2
Liabilities and Equity
Short-term debt	2,403	1,560	843	54
Current portion of long-term debt	1,028	545	483	89
Payables and accrued charges	11,682	10,052	1,630	16
Long-term debt	7,056	7,521	(465)	(6)
Share capital	15,115	15,457	(342)	(2)
Retained earnings	11,563	8,192	3,371	41

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to higher sales across all of our segments as a result of higher crop nutrient net realized selling prices consistent with higher benchmark pricing, as well as higher Retail vendor rebates receivables.

•

Inventories increased due to seasonal Retail inventory build-up in North America and higher costs to produce or purchase inventory due to inflation and tight global supply. The increase was partly offset by a decrease in Retail seed inventory driven by seasonality.

•

Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory (primarily seed and crop protection products) during the North American planting and application spring season.

•	Property, plant and equipment increased due to an impairment reversal related to our Aurora cash generating unit in the Phosphate segment.

•	Short-term debt increased due to additional commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges increased due to a shift in timing of supplier payments, higher input costs from inflation and tight global supply and higher inventory purchases, which were partly offset by lower customer prepayments in North America as Retail customers took delivery of prepaid sales.

•	Long-term debt decreased due to a reclassification to the current portion of long-term debt of our $500 million notes maturing May 2023.

•	Share capital decreased from shares repurchased under our normal course issuer bids partially offset by exercise of stock options.

•	Retained earnings increased as net earnings in the first half of 2022 exceeded dividends declared and share repurchases.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the six months ended June 30, 2022.

	As at June 30, 2022

			Outstanding and Committed

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Short-Term Debt	Long-Term Debt

Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Uncommitted revolving demand facility	n/a	1,000	-	-

Other credit facilities		770
South American	1.4 - 16.3		140	160
Other	1.6 - 4.0		17	3
Commercial paper	1.4 - 2.5		2,105	-
Other short-term debt	n/a		141	-

Total			2,403	163

We also have a commercial paper program, which is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Subsequent to June 30, 2022, and in addition to the $500 million increase in our uncommitted revolving demand facility during the second quarter of 2022, we entered into $2 billion in new non-revolving term credit facilities, all with the same principal covenants and events of default as our existing revolving term credit facilities. These new facilities are temporary to help manage normal seasonal working capital swings and are intended to be closed before year-end. As of August 2, 2022, we had approximately $3.0 billion drawn on our credit facilities and a commercial paper balance of approximately $2.1 billion.

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2021 Annual Report for information on balances, rates and maturities for our notes.

Outstanding Share Data

As at August 2, 2022

Common shares	538,926,006

Options to purchase common shares	3,933,487

For more information on our capital structure and management, see Note 24 to our 2021 annual financial statements.

On June 7, 2022, the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission granted Nutrien exemptive relief to allow the purchase of up to 10 percent of its “public float” of common shares through the facilities of the New York Stock Exchange and other US-based trading systems as part of Nutrien’s current normal course issuer bid. Absent this exemptive relief, Nutrien’s purchases under the normal course issuer bid on markets other than the TSX would be limited to not more than 5 percent of its outstanding common shares over any twelve-month period. The exemptive relief is effective until June 7, 2023 and is conditional upon purchases being made in compliance with applicable US rules and National Instrument 23-101- Trading Rules in Canada, and at a price not higher than the market price at the time of purchase. The aggregate number of common shares purchased by Nutrien over any exchange or market may not exceed 10 percent of the public float as specified in Nutrien’s normal course issuer bid application approved by the TSX and announced on February 25, 2022.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Sales [1]	14,506	7,657	7,267	6,024	9,763	4,658	4,052	4,227

Net earnings (loss)	3,601	1,385	1,207	726	1,113	133	316	(587)

Net earnings (loss) attributable to equity holders of Nutrien	3,593	1,378	1,201	717	1,108	127	316	(587)

Net earnings (loss) per share attributable to equity holders of Nutrien

Basic	6.53	2.49	2.11	1.26	1.94	0.22	0.55	(1.03)

Diluted	6.51	2.49	2.11	1.25	1.94	0.22	0.55	(1.03)
1 Certain immaterial figures have been reclassified in the third quarter of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the second quarter of 2022, earnings were impacted by a $450 million non-cash impairment reversal of property, plant and equipment in the Phosphate segment related to higher forecasted global prices and a more favorable outlook for phosphate margins. In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt. In the fourth quarter of 2020, earnings were impacted by a $250 million net gain on disposal of our investment in Misr Fertilizers Production Company S.A.E.. In the third quarter of 2020, earnings were impacted by an $823 million non-cash impairment of assets primarily in the Phosphate segment as a result of lower long-term forecasted global phosphate prices.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2021 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 49 of our 2021 Annual Report. Other than the critical accounting estimates discussed below, there were no material changes in the three or six months ended June 30, 2022 to our critical accounting estimates.

Impairment of Assets

Long-Lived Asset Impairment and Reversals

In the three months ended June 30, 2022, we revised our pricing forecasts to reflect the current macroeconomic environment. This resulted in a review of our previously impaired Phosphate cash-generating units (“CGUs”). In 2020 we recorded an impairment of assets relating to our property, plant and equipment of $545 million at our Aurora CGU, as a result of lower long-term forecasted global phosphate prices. Due to increases in our forecast during the three months ended June 30, 2022, the recoverable amount of our Aurora CGU is above its carrying amount. As a result, we recorded an impairment reversal of $450 million in the statement of earnings relating to property, plant and equipment. Refer to Note 3 to the interim financial statements.

The recoverable amount estimate is most sensitive to the following key assumptions: our internal sales and input price forecasts, which consider projections from independent third-party data sources, discount rate, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends. For our Aurora CGU, there were no reasonably possible changes in key assumptions that would result in a substantial change in the reversal amount.

In 2017 and 2020, we recorded an impairment of assets at our White Springs CGU relating to property, plant and equipment of $250 million and $215 million respectively. The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short and medium-term pricing forecasts. We are continuously monitoring our key assumptions for changes that could have an impact on the recoverable amount including our internal sales and input price forecasts. Changes in these key assumptions could result in impairment reversals in future periods. The maximum impairment reversal that could result at our White Springs CGU is $340 million (full reversal, net of depreciation).

Goodwill Impairment

Operating segments have assets allocated to them that must be assessed for impairment when events or circumstances indicate there could be an impairment, or at least annually. Based on our assumptions at the time of our impairment testing, the recoverable amount of each of our CGUs or groups of CGUs was in excess of their carrying amounts. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment or impairment reversals. Such change in assumptions could be driven by global supply and demand and other market factors and changes in regulations and other future events outside our control.

During the six months ended June 30, 2022, North American central banks continued to increase their benchmark borrowing rates and have forecasted additional near-term increases. Benchmark borrowing rates are used as the risk-free rate which, is a component of determining our discount rate for impairment testing. As a result of these increases, we revised our discount rate to 8.0 percent (previous annual impairment analysis – 7.4 percent) and this triggered an impairment test to be performed for our Retail – North America group of CGUs.

The Retail – North America group of CGUs have $6.9 billion in associated goodwill. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future. As at June 30, 2022 the Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $0.8 billion, which is 7 percent of the carrying amount. Refer to Note 3 to the interim financial statements.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Key Assumptions	Value Used in Impairment Model	Change Required for Carrying Amount to Equal Recoverable Amount
Terminal growth rate (%)	2.5	percentage point decrease	0.6
Forecasted EBITDA over forecast period (in billions of US dollars)	7.5	percent decrease	5.0
Discount rate (%)	8.0	percentage point increase	0.4

Risk Factors

Russia and Ukraine Conflict

The current conflict between Ukraine and Russia and the international response has, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices. Certain countries including Canada, the United States, Australia and certain European countries have imposed strict financial and trade sanctions against Russia, with Russia and Belarus imposing retaliatory sanctions of their own, which have had, and may continue to have, far-reaching effects on the global economy, energy and commodity prices, food security and crop nutrient supply and prices. The short-, medium- and long-term implications of the conflict in Ukraine are difficult to predict with any degree of certainty at this time. While Nutrien does not have operations in Ukraine or Russia, there remains uncertainty relating to the potential impact of the conflict and its effect on global food security, growers and the market outlook for crop nutrient market supply and demand fundamentals and nutrient prices, and it could have a material and adverse effect on our business, financial condition and results of operations. Depending on the extent, duration, and severity of the conflict, it may have the effect of heightening many of the other risks Nutrien is subject to and which are described in our 2021 Annual Report and 2021 Annual Information Form, including, without limitation, risks relating to market fundamentals and conditions (such as sanctions and trade flows and the impact thereof on crop nutrient supply and demand); cybersecurity threats; energy and commodity prices; inflationary pressures, interest rates and costs of capital; and supply chains and cost-effective and timely transportation.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2022 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies, including our evaluation of the Geismar, Louisiana clean ammonia facility and the anticipated benefits thereof; capital spending expectations for 2022; our intention to complete our existing share repurchase program in 2022; expectations regarding performance of our operating segments in 2022, including our operating segment market outlooks and market conditions for 2022, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, prices and the impact of import and export volumes and economic sanctions; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; and acquisitions and divestitures and the anticipated benefits thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2022 and in the future; assumptions with respect to our ability to repurchase shares under our share repurchase program, including existing and future market conditions and compliance with respect to applicable securities laws and regulations and stock exchange policies; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall global economy; our expectations regarding the impacts, direct and indirect, of the conflict between Ukraine and Russia on, among other things, global supply and demand, energy and commodity prices; interest rates, supply chains and the global economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic, including variants of the COVID-19 virus and the efficiency and distribution of vaccines, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, including government-imposed vaccine mandates, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social, and governance matters, and achieve related expectations; the risk that rising interest rates and/or deteriorated business operating results may result in the impairment of goodwill attributed to certain of our cash generating units; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2021 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, August 4, 2022 at 10:00 a.m. Eastern Time.

Telephone Conference dial-in numbers:

•	From Canada and the US 1-888-886-7786
•	International 1-416-764-8683
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2022-q2-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail Measures	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	22	24	20	23

Crop protection products	39	43	39	42

Seed	46	46	44	43

All products	28	29	26	27

Crop nutrients sales volumes (tonnes – thousands)

North America	3,978	5,020	5,220	6,617

International	1,017	1,132	1,950	1,935

Total	4,995	6,152	7,170	8,552

Crop nutrients selling price per tonne

North America	940	506	923	494

International	795	445	676	408

Total	911	495	856	475

Crop nutrients gross margin per tonne

North America	202	127	198	123

International	105	57	86	54

Total	182	114	168	108

Financial performance measures			2022	2021

Retail adjusted EBITDA margin (%) [1,2]			12	10

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,897	1,267

Retail adjusted average working capital to sales (%) [1,4]			15	12

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			1	-

Nutrien Financial adjusted net interest margin (%) [1,4]			7.0	6.2

Retail cash operating coverage ratio (%) [1,4]			54	60

Retail normalized comparable store sales (%) [4]			(3)	1
1 Rolling four quarters ended June 30, 2022 and 2021.
2 These are supplementary financial measures. See the “Other Financial Measures” section.
3 Excluding acquisitions.
4 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at June 30, 2022							As at Dec 31, 2021

(millions of US dollars)	Current	<31 days past due	31–90 days past due	>90 days past due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	3,342	201	70	67	3,680	(35)	3,645	1,488
International	642	53	13	53	761	(2)	759	662
Nutrien Financial receivables	3,984	254	83	120	4,441	(37)	4,404	2,150
1 Bad debt expense on the above receivables for the six months ended June 30, 2022 was $8 million (2021 – $5 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended June 30		Six Months Ended June 30

	2022	2021	2022	2021
Sales volumes (tonnes – thousands)

Fertilizer	1,453	1,825	2,546	3,130

Industrial and feed	1,142	1,141	2,314	2,239
Net sales (millions of US dollars)

Fertilizer	1,120	638	1,894	970

Industrial and feed	760	344	1,448	585
Net selling price per tonne

Fertilizer	771	350	744	310

Industrial and feed	666	302	626	261

Production Measures	Three Months Ended June 30		Six Months Ended June 30

	2022	2021	2022	2021
Potash production (Product tonnes – thousands)	3,621	3,414	7,324	6,950
Potash shutdown weeks [1]	5	4	5	4
Ammonia production – total [2]	1,473	1,492	2,876	2,941
Ammonia production – adjusted [2,3]	1,048	954	2,006	2,007
Ammonia operating rate (%) [3]	96	87	92	92
P2O5 production (P2O5 tonnes – thousands) P2O5 operating rate (%)	350	347	728	725
	82	82	86	86

1   Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2   All figures are provided on a gross production basis in thousands of product tonnes.

3   Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2022	2021	2022	2021

Net earnings	3,601	1,113	4,986	1,246

Finance costs	130	125	239	245

Income tax expense	1,214	381	1,719	406

Depreciation and amortization	505	485	966	965

EBITDA [1]	5,450	2,104	7,910	2,862

Share-based compensation (recovery) expense	(52)	38	83	61

Foreign exchange loss (gain), net of related derivatives	31	(2)	56	-

Integration and restructuring related costs	11	29	20	39

(Reversal) impairment of assets	(450)	1	(450)	5

COVID-19 related expenses [2]	3	9	8	18

Gain on disposal of investment	-	-	(19)	-

Cloud computing transition adjustment [3]	-	36	-	36
Adjusted EBITDA	4,993	2,215	7,608	3,021

1   EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2   COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

3   Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments and gain/loss on early extinguishment of debt. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		3,593	6.51		4,971	8.99
Adjustments:
Share-based compensation (recovery) expense	(52)	(39)	(0.07)	83	62	0.11
Foreign exchange loss, net of related derivatives	31	23	0.04	56	42	0.07
Integration and restructuring related costs	11	8	0.01	20	15	0.02
Impairment reversal of assets	(450)	(354)	(0.64)	(450)	(354)	(0.64)
COVID-19 related expenses	3	2	-	8	6	0.01
Gain on disposal of investment	-	-	-	(19)	(14)	(0.03)

Adjusted net earnings		3,233	5.85		4,728	8.53

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,108	1.94		1,235	2.16
Adjustments:
Share-based compensation expense	38	29	0.05	61	46	0.08
Foreign exchange gain, net of related derivatives	(2)	(2)	-	-	-	-
Integration and restructuring related costs	29	22	0.03	39	30	0.05
Impairment of assets	1	1	-	5	4	0.01
COVID-19 related expenses	9	7	0.01	18	14	0.02
Cloud computing transition adjustment	36	27	0.05	36	27	0.05

Adjusted net earnings		1,192	2.08		1,356	2.37

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt.

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Free cash flow is calculated as cash provided by (used in) operating activities less sustaining capital expenditures and before changes in non-cash operating working capital. Free cash flow including non-cash operating working capital is calculated as cash provided by operating activities less sustaining capital expenditures.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2022	2021	2022	2021
Cash provided by operating activities	2,558	1,966	2,496	1,814
Sustaining capital expenditures	(256)	(304)	(450)	(468)
Free cash flow including changes in non-cash operating working capital	2,302	1,662	2,046	1,346
Changes in non-cash operating working capital	(1,111)	249	(3,181)	(543)
Free cash flow	3,413	1,413	5,227	1,889

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. In 2022, we replaced Potash cash COPM with this new financial measure. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2022	2021	2022	2021
Total COGS – Potash	399	317	704	608
Change in inventory	(5)	(11)	72	16
Other adjustments [1]	(9)	(2)	(24)	(6)
COPM	385	304	752	618
Depreciation and amortization in COPM	(114)	(103)	(233)	(214)
Royalties in COPM	(63)	(19)	(108)	(36)
Natural gas costs and carbon taxes in COPM	(19)	(11)	(36)	(23)
Controllable cash COPM	189	171	375	345
Production tonnes (tonnes – thousands)	3,621	3,414	7,324	6,950
Potash controllable cash COPM per tonne	52	50	51	50
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2022	2021	2022	2021
Total Manufactured COGS – Nitrogen	839	597	1,479	1,037
Total Other COGS – Nitrogen	332	166	573	336
Total COGS – Nitrogen	1,171	763	2,052	1,373
Depreciation and amortization in COGS	(115)	(134)	(217)	(242)
Cash COGS for products other than ammonia	(748)	(448)	(1,272)	(841)
Ammonia
Total cash COGS before other adjustments	308	181	563	290
Other adjustments [1]	(78)	(27)	(114)	(30)
Total cash COPM	230	154	449	260
Natural gas and steam costs	(195)	(118)	(376)	(192)
Controllable cash COPM	35	36	73	68
Production tonnes (net tonnes [2] – thousands)	606	703	1,280	1,305
Ammonia controllable cash COPM per tonne	58	51	57	51

1  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

2  Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended June 30, 2022
(millions of US dollars, except as otherwise noted)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Average/Total
Current assets	8,945	9,924	12,392	12,487
Current liabilities	(5,062)	(7,828)	(9,223)	(9,177)
Working capital	3,883	2,096	3,169	3,310	3,115
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,883	2,096	3,169	3,310	3,115
Nutrien Financial working capital	(2,820)	(2,150)	(2,274)	(4,404)
Adjusted working capital excluding Nutrien Financial	1,063	(54)	895	(1,094)	203

Sales	3,347	3,878	3,861	9,422
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,347	3,878	3,861	9,422	20,508
Nutrien Financial revenue	(54)	(51)	(49)	(91)
Adjusted sales excluding Nutrien Financial	3,293	3,827	3,812	9,331	20,263

Adjusted average working capital to sales (%)					15
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

	Rolling four quarters ended June 30, 2021
(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Average/Total
Current assets	7,324	8,013	9,160	9,300
Current liabilities	(4,108)	(6,856)	(7,530)	(7,952)
Working capital	3,216	1,157	1,630	1,348	1,838
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,216	1,157	1,630	1,348	1,838
Nutrien Financial working capital	(1,711)	(1,392)	(1,221)	(3,072)
Adjusted working capital excluding Nutrien Financial	1,505	(235)	409	(1,724)	(11)

Sales	2,742	2,618	2,972	7,537
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	2,742	2,618	2,972	7,537	15,869
Nutrien Financial revenue	(36)	(37)	(25)	(59)
Adjusted sales excluding Nutrien Financial	2,706	2,581	2,947	7,478	15,712

Adjusted average working capital to sales (%)					12
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended June 30, 2022

(millions of US dollars, except as otherwise noted)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Total/Average
Nutrien Financial revenue	54	51	49	91
Deemed interest expense [1]	(10)	(12)	(6)	(12)
Net interest	44	39	43	79	205

Average Nutrien Financial receivables	2,820	2,150	2,274	4,404	2,912
Nutrien Financial adjusted net interest margin (%)					7.0
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.
	Rolling four quarters ended June 30, 2021

(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Total/Average
Nutrien Financial revenue	36	37	25	59
Deemed interest expense [1]	(15)	(14)	(6)	(8)
Net interest	21	23	19	51	114

Average Nutrien Financial receivables	1,711	1,392	1,221	3,072	1,849
Nutrien Financial adjusted net interest margin (%)					6.2
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2022
(millions of US dollars, except as otherwise noted)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Total
Selling expenses	746	848	722	1,013	3,329
General and administrative expenses	45	43	45	54	187
Other expenses (income)	17	20	(12)	21	46
Operating expenses	808	911	755	1,088	3,562
Depreciation and amortization in operating expenses	(180)	(173)	(167)	(171)	(691)
Operating expenses excluding depreciation and amortization	628	738	588	917	2,871

Gross margin	917	1,173	845	2,340	5,275
Depreciation and amortization in cost of goods sold	2	5	2	4	13
Gross margin excluding depreciation and amortization	919	1,178	847	2,344	5,288
Cash operating coverage ratio (%)					54
	Rolling four quarters ended June 30, 2021

(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Total
Selling expenses	669	727	667	863	2,926
General and administrative expenses	34	33	39	41	147
Other expenses (income)	(12)	8	15	34	45
Operating expenses	691	768	721	938	3,118
Depreciation and amortization in operating expenses	(167)	(177)	(175)	(166)	(685)
Operating expenses excluding depreciation and amortization	524	591	546	772	2,433

Gross margin	683	885	652	1,858	4,078
Depreciation and amortization in cost of goods sold	3	3	2	3	11
Gross margin excluding depreciation and amortization	686	888	654	1,861	4,089
Cash operating coverage ratio (%)					60

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2022	2021
Sales from comparable base
Prior period	10,509	9,425
Adjustments [1]	(57)	-
Revised prior period	10,452	9,425
Current period	13,230	10,405
Comparable store sales (%)	27	10
Prior period normalized for benchmark prices and foreign exchange rates	13,706	10,351
Normalized comparable store sales (%)	(3)	1
1 Adjustments relate to prior period sales related to closed locations or businesses that no longer exist in the current period in order to provide a comparable base in our calculation.

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance, and plant turnarounds.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Shareholder returns (cash used for dividends and share repurchases): Calculated as dividends paid to Nutrien shareholders plus repurchase of common shares. This measure is useful as it represents return of capital to shareholders.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
	Note	2022	2021	2022	2021
SALES	2	14,506	9,763	22,163	14,421
Freight, transportation and distribution		221	222	424	433
Cost of goods sold		8,286	6,659	12,483	9,950
GROSS MARGIN		5,999	2,882	9,256	4,038
Selling expenses		1,017	865	1,744	1,538
General and administrative expenses		140	116	266	219
Provincial mining taxes		362	107	611	165
Share-based compensation (recovery) expense		(52)	38	83	61
(Reversal) impairment of assets	3	(450)	1	(450)	5
Other expenses	4	37	136	58	153
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		4,945	1,619	6,944	1,897
Finance costs		130	125	239	245
EARNINGS BEFORE INCOME TAXES		4,815	1,494	6,705	1,652
Income tax expense	5	1,214	381	1,719	406
NET EARNINGS		3,601	1,113	4,986	1,246
Attributable to
Equity holders of Nutrien		3,593	1,108	4,971	1,235
Non-controlling interest		8	5	15	11
NET EARNINGS		3,601	1,113	4,986	1,246

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		6.53	1.94	9.02	2.17
Diluted		6.51	1.94	8.99	2.16
Weighted average shares outstanding for basic EPS		550,048,000	570,352,000	551,335,000	570,007,000
Weighted average shares outstanding for diluted EPS		551,659,000	571,972,000	553,198,000	571,453,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(Net of related income taxes)		2022	2021	2022	2021
NET EARNINGS		3,601	1,113	4,986	1,246
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		-	-	1	-
Net fair value (loss) gain on investments		(38)	22	(7)	70
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(209)	25	(81)	(5)
Other		5	14	21	20
OTHER COMPREHENSIVE (LOSS) INCOME		(242)	61	(66)	85
COMPREHENSIVE INCOME		3,359	1,174	4,920	1,331
Attributable to
Equity holders of Nutrien		3,352	1,170	4,906	1,321
Non-controlling interest		7	4	14	10
COMPREHENSIVE INCOME		3,359	1,174	4,920	1,331

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
	Note	2022	2021	2022	2021
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		3,601	1,113	4,986	1,246
Adjustments for:
Depreciation and amortization		505	485	966	965
Share-based compensation (recovery) expense		(52)	38	83	61
(Reversal) impairment of assets	3	(450)	1	(450)	5
Recovery of deferred income tax		(53)	(20)	(8)	(10)
Gain on disposal of investment		-	-	(19)	-
Cloud computing transition adjustment	4	-	36	-	36
Other long-term assets, liabilities and miscellaneous		118	64	119	54
Cash from operations before working capital changes		3,669	1,717	5,677	2,357
Changes in non-cash operating working capital:
Receivables		(3,933)	(2,443)	(4,842)	(2,835)
Inventories		1,748	1,848	(861)	63
Prepaid expenses and other current assets		340	310	1,062	998
Payables and accrued charges		734	534	1,460	1,231
CASH PROVIDED BY OPERATING ACTIVITIES		2,558	1,966	2,496	1,814
INVESTING ACTIVITIES
Capital expenditures [1]		(477)	(448)	(828)	(746)
Business acquisitions, net of cash acquired		(27)	(19)	(68)	(40)
Other		(4)	(29)	30	(38)
Net changes in non-cash working capital		(9)	65	(108)	5
CASH USED IN INVESTING ACTIVITIES		(517)	(431)	(974)	(819)
FINANCING ACTIVITIES
Transaction costs related to debt		-	(7)	-	(7)
(Repayment of) proceeds from short-term debt, net		(604)	(104)	850	(3)
Proceeds from long-term debt		41	8	41	8
Repayment of long-term debt		(26)	(5)	(28)	(5)
Repayment of principal portion of lease liabilities		(94)	(86)	(173)	(164)
Dividends paid to Nutrien’s shareholders	7	(264)	(263)	(521)	(518)
Repurchase of common shares	7	(964)	(1)	(1,606)	(2)
Issuance of common shares		38	21	164	63
Other		(5)	(12)	(17)	(12)
CASH USED IN FINANCING ACTIVITIES		(1,878)	(449)	(1,290)	(640)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(29)	(4)	(20)	(15)
INCREASE IN CASH AND CASH EQUIVALENTS		134	1,082	212	340
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		577	712	499	1,454
CASH AND CASH EQUIVALENTS – END OF PERIOD		711	1,794	711	1,794
Cash and cash equivalents comprised of:
Cash		628	1,580	628	1,580
Short-term investments		83	214	83	214
		711	1,794	711	1,794
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		150	162	200	238
Income taxes paid		396	105	1,185	144
Total cash outflow for leases		121	111	228	208

 1 Includes additions to property, plant and equipment and intangible assets for the three months ended June 30, 2022 of $427 and $50 (2021 – $443 and $5), respectively, and for the six months ended June 30, 2022 of $733 and $95 (2021 – $708 and $38), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	1,235	1,235	11	1,246

Other comprehensive (loss) income	-	-	-	(4)	90	86	-	86	(1)	85

Shares repurchased (Note 7)	(32,728)	(1)	(1)	-	-	-	-	(2)	-	(2)

Dividends declared	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(12)	(12)

Effect of share-based compensation including issuance of common shares	1,427,381	74	(3)	-	-	-	-	71	-	71
Transfer of net gain on cash flow hedges	-	-	-	-	(11)	(11)	-	(11)	-	(11)

BALANCE – JUNE 30, 2021	570,655,059	15,746	201	(66)	22	(44)	7,315	23,218	36	23,254

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	4,971	4,971	15	4,986

Other comprehensive (loss) income	-	-	-	(80)	15	(65)	-	(65)	(1)	(66)

Shares repurchased (Note 7)	(19,360,408)	(539)	(22)	-	-	-	(1,075)	(1,636)	-	(1,636)

Dividends declared	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(17)	(17)

Effect of share-based compensation including issuance of common shares	2,994,221	197	(22)	-	-	-	-	175	-	175
Transfer of net gain on cash flow hedges	-	-	-	-	(2)	(2)	-	(2)	-	(2)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – JUNE 30, 2022	541,126,329	15,115	105	(256)	42	(214)	11,563	26,569	44	26,613

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30		December 31

As at	Note	2022	2021	2021

ASSETS

Current assets

Cash and cash equivalents		711	1,794	499

Receivables		10,171	6,683	5,366

Inventories		7,160	4,876	6,328

Prepaid expenses and other current assets		615	524	1,653

		18,657	13,877	13,846

Non-current assets

Property, plant and equipment		20,492	19,592	20,016

Goodwill		12,213	12,211	12,220

Other intangible assets		2,283	2,393	2,340

Investments		731	619	703

Other assets		859	664	829

TOTAL ASSETS		55,235	49,356	49,954

LIABILITIES

Current liabilities

Short-term debt		2,403	210	1,560

Current portion of long-term debt		1,028	32	545

Current portion of lease liabilities		303	276	286

Payables and accrued charges		11,682	9,367	10,052

		15,416	9,885	12,443

Non-current liabilities

Long-term debt		7,056	10,029	7,521

Lease liabilities		913	900	934

Deferred income tax liabilities	5	3,253	3,118	3,165

Pension and other post-retirement benefit liabilities		422	458	419

Asset retirement obligations and accrued environmental costs		1,376	1,559	1,566

Other non-current liabilities		186	153	207

TOTAL LIABILITIES		28,622	26,102	26,255

SHAREHOLDERS’ EQUITY

Share capital	7	15,115	15,746	15,457

Contributed surplus		105	201	149

Accumulated other comprehensive loss		(214)	(44)	(146)

Retained earnings		11,563	7,315	8,192

Equity holders of Nutrien		26,569	23,218	23,652

Non-controlling interest		44	36	47

TOTAL SHAREHOLDERS’ EQUITY		26,613	23,254	23,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		55,235	49,356	49,954

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2022

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2021 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2021 annual audited consolidated financial statements.

Certain immaterial 2021 figures have been reclassified in the condensed consolidated statements of cash flows and segment note.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 3, 2022.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,377	2,667	1,915	547	-	-	14,506

– intersegment	45	78	446	98	-	(667)	-

Sales – total	9,422	2,745	2,361	645	-	(667)	14,506

Freight, transportation and distribution	-	77	132	55	-	(43)	221

Net sales	9,422	2,668	2,229	590	-	(624)	14,285

Cost of goods sold	7,082	399	1,171	434	-	(800)	8,286

Gross margin	2,340	2,269	1,058	156	-	176	5,999

Selling expenses	1,013	3	7	2	(2)	(6)	1,017

General and administrative expenses	54	2	4	3	77	-	140

Provincial mining taxes	-	362	-	-	-	-	362

Share-based compensation recovery	-	-	-	-	(52)	-	(52)

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

Other expenses (income)	21	5	(54)	8	48	9	37

Earnings (loss) before finance costs and income taxes	1,252	1,897	1,101	593	(71)	173	4,945

Depreciation and amortization	175	130	139	41	20	-	505

EBITDA [1]	1,427	2,027	1,240	634	(51)	173	5,450

Integration and restructuring related costs	-	-	-	-	11	-	11

Share-based compensation recovery	-	-	-	-	(52)	-	(52)

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

COVID-19 related expenses	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Adjusted EBITDA	1,427	2,027	1,240	184	(58)	173	4,993

Assets – at June 30, 2022	24,825	14,777	11,726	2,396	2,562	(1,051)	55,235
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	7,522	844	1,008	389	-	-	9,763

– intersegment	15	61	307	60	-	(443)	-

Sales – total	7,537	905	1,315	449	-	(443)	9,763

Freight, transportation and distribution	-	88	136	46	-	(48)	222

Net sales	7,537	817	1,179	403	-	(395)	9,541

Cost of goods sold	5,679	317	763	319	-	(419)	6,659

Gross margin	1,858	500	416	84	-	24	2,882

Selling expenses	863	2	8	1	(9)	-	865

General and administrative expenses	41	3	3	3	66	-	116

Provincial mining taxes	-	107	-	-	-	-	107

Share-based compensation expense	-	-	-	-	38	-	38

Impairment of assets	-	-	1	-	-	-	1

Other expenses	34	11	5	3	83	-	136

Earnings (loss) before finance costs and income taxes	920	377	399	77	(178)	24	1,619

Depreciation and amortization	169	116	155	35	10	-	485

EBITDA	1,089	493	554	112	(168)	24	2,104

Integration and restructuring related costs	7	-	-	-	22	-	29

Share-based compensation expense	-	-	-	-	38	-	38

Impairment of assets	-	-	1	-	-	-	1

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange gain, net of related derivatives	-	-	-	-	(2)	-	(2)

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,097	495	555	112	(68)	24	2,215

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,210	4,377	3,412	1,164	-	-	22,163

– intersegment	73	312	785	177	-	(1,347)	-

Sales – total	13,283	4,689	4,197	1,341	-	(1,347)	22,163

Freight, transportation and distribution	-	171	227	116	-	(90)	424

Net sales	13,283	4,518	3,970	1,225	-	(1,257)	21,739

Cost of goods sold	10,098	704	2,052	862	-	(1,233)	12,483

Gross margin	3,185	3,814	1,918	363	-	(24)	9,256

Selling expenses	1,735	6	15	4	(4)	(12)	1,744

General and administrative expenses	99	4	10	6	147	-	266

Provincial mining taxes	-	611	-	-	-	-	611

Share-based compensation expense	-	-	-	-	83	-	83

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

Other expenses (income)	9	2	(80)	12	101	14	58

Earnings (loss) before finance costs and income taxes	1,342	3,191	1,973	791	(327)	(26)	6,944

Depreciation and amortization	344	242	262	82	36	-	966

EBITDA	1,686	3,433	2,235	873	(291)	(26)	7,910

Integration and restructuring related costs	-	-	-	-	20	-	20

Share-based compensation expense	-	-	-	-	83	-	83

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	56	-	56

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	1,667	3,433	2,235	423	(124)	(26)	7,608

Assets – at June 30, 2022	24,825	14,777	11,726	2,396	2,562	(1,051)	55,235

	Six Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	10,482	1,475	1,703	761	-	-	14,421

– intersegment	27	151	467	132	-	(777)	-

Sales – total	10,509	1,626	2,170	893	-	(777)	14,421

Freight, transportation and distribution	-	198	231	105	-	(101)	433

Net sales	10,509	1,428	1,939	788	-	(676)	13,988

Cost of goods sold	7,999	608	1,373	638	-	(668)	9,950

Gross margin	2,510	820	566	150	-	(8)	4,038

Selling expenses	1,530	5	15	3	(15)	-	1,538

General and administrative expenses	80	5	5	5	124	-	219

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	61	-	61

Impairment of assets	-	-	5	-	-	-	5

Other expenses (income)	49	12	(25)	6	111	-	153

Earnings (loss) before finance costs and income taxes	851	633	566	136	(281)	(8)	1,897

Depreciation and amortization	346	240	284	73	22	-	965

EBITDA	1,197	873	850	209	(259)	(8)	2,862

Integration and restructuring related costs	8	-	-	-	31	-	39

Share-based compensation expense	-	-	-	-	61	-	61

Impairment of assets	-	-	5	-	-	-	5

COVID-19 related expenses	-	-	-	-	18	-	18

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,206	875	855	209	(116)	(8)	3,021

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Retail sales by product line
Crop nutrients	4,548	3,045	6,135	4,061
Crop protection products	2,983	2,666	4,370	3,751
Seed	1,269	1,216	1,727	1,679
Merchandise	280	268	514	498
Nutrien Financial	91	59	140	84
Services and other [1]	310	320	485	485
Nutrien Financial elimination [1,2]	(59)	(37)	(88)	(49)

	9,422	7,537	13,283	10,509

Potash sales by geography

Manufactured product

North America	757	414	1,684	856

Offshore [3]	1,988	491	3,005	770

	2,745	905	4,689	1,626

Nitrogen sales by product line

Manufactured product

Ammonia	786	405	1,377	593

Urea	637	372	1,121	646

Solutions, nitrates and sulfates	578	329	1,052	526

Other nitrogen and purchased products	360	209	647	405

	2,361	1,315	4,197	2,170

Phosphate sales by product line

Manufactured product

Fertilizer	358	258	790	530

Industrial and feed	204	133	388	259

Other phosphate and purchased products	83	58	163	104

	645	449	1,341	893

 1   Certain immaterial 2021 figures have been reclassified.

 2   Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

 3  Relates to Canpotex Limited (“Canpotex”) (Note 9) and includes provisional pricing adjustments for the three months ended June 30, 2022 of $191 (2021 – $45) and the six months ended June 30, 2022 of $253 (2021 – $51).

NOTE 3 IMPAIRMENT OF ASSETS

Phosphate Impairment Reversal

In the three months ended June 30, 2022, we revised our pricing forecasts to reflect the current macroeconomic environment. This resulted in a review of our previously impaired Phosphate cash-generating units (“CGUs”).

In 2020, we recorded an impairment of assets relating to property, plant and equipment of $545 at our Aurora CGU as a result of lower long-term forecasted global phosphate prices. Due to increases in our forecast, the recoverable amount of our Aurora CGU is above its carrying amount. As a result, during the three and six months ended June 30, 2022, we recorded an impairment reversal of $450 (full reversal, net of depreciation) in the statement of earnings relating to property, plant and equipment.

Aurora CGU

Segment	Phosphate

Impairment reversal indicator	Higher forecasted global prices

Valuation methodology	Fair value less costs of disposal (“FVLCD”)

Fair value hierarchy	Level 3

Valuation technique	Five-year DCF[1] plus terminal year to end of mine life

Key assumptions

End of mine life (proven and probable reserves) (year)	2050

Long-term growth rate (%)	2.0

Post-tax discount rate (%) [2]	10.4
1 Discounted Cash Flow 2 Post-tax discount rate used in the previous measurement was 10.5%

Unaudited	In millions of US dollars except as otherwise noted

Aurora CGU	As at June 30, 2022
Recoverable amount	2,900

Carrying amount	1,200

The recoverable amount estimate is most sensitive to the following key assumptions: our internal sales and input price forecasts, which consider projections from independent third-party data sources, discount rate, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends. For our Aurora CGU, there were no reasonably possible changes in key assumptions that would result in a substantial change in the reversal amount.

In 2017 and 2020, we recorded an impairment of assets at our White Springs CGU relating to property, plant and equipment of $250 and $215 respectively. The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short and medium-term pricing forecasts. The impairment test performed on our White Springs CGU at June 30, 2022 did not result in recognition of an impairment reversal as the recoverable amount was not substantially different than the carrying amount of the CGU. We are continuously monitoring our key assumptions for changes that could have an impact on the recoverable amount including our internal sales and input price forecasts. Changes in these key assumptions could result in impairment reversals in future periods. The maximum impairment reversal that could result at our White Springs CGU is $340 (full reversal, net of depreciation).

Goodwill Impairment Indicators

During the six months ended June 30, 2022, North American central banks continued to increase their benchmark borrowing rates and have forecasted additional near-term increases. Benchmark borrowing rates are used as the risk-free rate which, is a component of determining our discount rate for impairment testing. As a result of these increases, we revised our discount rate to 8.0 percent (previous annual impairment analysis – 7.4 percent) and this triggered an impairment test to be performed for our Retail – North America group of CGUs. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. FVLCD is a Level 3 measurement.

Retail - North America group of CGUs	2021 Impairment Analysis	As at June 30, 2022
Carrying amount of goodwill (billions)	6.9		6.9
Excess carrying amount over recoverable amount (billions)	1.5		0.8

Excess carrying amount over recoverable amount (percent)	12		7

Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA and cash flows could cause impairment in the future.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Key Assumptions	Value Used in Impairment Model	Change Required for Carrying Amount to Equal Recoverable Amount
Terminal growth rate (%)	2.5	percentage point decrease	0.6
Forecasted EBITDA over forecast period (in billions of US dollars)	7.5	percent decrease	5.0
Discount rate (%)	8.0	percentage point increase	0.4

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Integration and restructuring related costs	11	29	20	39

Foreign exchange loss, net of related derivatives	31	1	56	3

Earnings of equity-accounted investees	(77)	(2)	(118)	(22)

Bad debt expense	14	13	14	15

COVID-19 related expenses	3	9	8	18

Gain on disposal of investment	-	-	(19)	-

Cloud computing transition adjustment	-	36	-	36

Other expenses	55	50	97	64

	37	136	58	153

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Income tax expense	1,214	381	1,719	406

Actual effective tax rate on earnings (%)	25	26	26	25

Actual effective tax rate including discrete items (%)	25	26	25	25

Discrete tax adjustments that impacted the tax rate	12	(3)	20	(3)

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at June 30, 2022	As at December 31, 2021
Income tax assets
Current	Receivables	252	223
Non-current	Other assets	132	166
Deferred income tax assets	Other assets	355	262
Total income tax assets		739	651
Income tax liabilities
Current	Payables and accrued charges	1,132	606
Non-current	Other non-current liabilities	52	44
Deferred income tax liabilities	Deferred income tax liabilities	3,253	3,165
Total income tax liabilities		4,437	3,815

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2021 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	June 30, 2022				December 31, 2021

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Cash and cash equivalents	711	-	711	-	499	-	499	-

Derivative instrument assets	34	-	34	-	19	-	19	-

Other current financial assets - marketable securities [2]	133	18	115	-	134	19	115	-

Investments at FVTOCI [3]	237	227	-	10	244	234	-	10

Derivative instrument liabilities	(24)	-	(24)	-	(20)	-	(20)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(999)	-	(995)	-	(500)	(506)	-	-

Fixed and floating rate debt	(29)	-	(29)	-	(45)	-	(45)	-

Long-term debt

Notes and debentures	(6,921)	(931)	(5,683)	-	(7,424)	(4,021)	(4,709)	-

Fixed and floating rate debt	(135)	-	(135)	-	(97)	-	(97)	-
1 During the periods ended June 30, 2022 and December 31, 2021, there were no transfers between levelling for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7  SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid [1]	March 1, 2022	February 28, 2023	55,111,110	10	13,156,167

1 The 2022 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes our share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Number of common shares repurchased for cancellation	11,712,173	17,750	19,360,408	32,728
Average price per share (US dollars)	89.51	52.88	84.48	52.90
Total cost	1,049	1	1,636	2

As of August 2, 2022, an additional 2,205,645 common shares were repurchased for cancellation at a cost of $172 and an average price per share of $78.21.

Dividends Declared

We declared a dividend per share of $0.48 (2021 – $0.46) during the three months ended June 30, 2022, payable on July 15, 2022 to shareholders of record on June 30, 2022.

NOTE 8  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 9  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	June 30, 2022	December 31, 2021

Receivables from Canpotex	1,805	828

NOTE 10  SUBSEQUENT EVENTS

On July 20, 2022, Nutrien announced the planned acquisition of Casa do Adubo S.A. The acquisition includes 39 retail locations and 10 distribution centers in Brazil. Closing of the transaction is subject to approval from the Administrative Council for Economic Defense (CADE) in Brazil and is expected to be completed in the second half of 2022.

Subsequent to June 30, 2022, and in addition to the $500 increase in our uncommitted revolving demand facility during the second quarter of 2022, we entered into $2 billion in new non-revolving term credit facilities, all with the same principal covenants and events of default as our existing revolving term credit facilities. These new facilities are temporary to help manage normal seasonal working capital swings and are intended to be closed before year-end. As of August 2, 2022, we had approximately $3.0 billion drawn on our credit facilities and a commercial paper balance of approximately $2.1 billion.